UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY VOLUNTARY INVESTMENT PENSION PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Timken Company
Voluntary Investment Pension Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Timken Company Voluntary Investment Pension Plan
North Canton, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The Timken Company Voluntary Investment Pension Plan (the “Plan”) as of December 31, 2017 and 2016, the related Statements of Changes in Net Assets for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 20, 2018

The Timken Company
Voluntary Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2017	2016
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$23,246,846	$20,871,569
Receivables:
Contributions receivable from participants	13,408	14,922
Notes receivable from participants	291,469	337,331
Total receivables	304,877	352,253
Net assets available for benefits	$23,551,723	$21,223,822

See accompanying Notes to Financial Statements.

The Timken Company
Voluntary Investment Pension Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions
Investment Income:
Net appreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$3,388,794
Interest income on notes receivable from participants	12,928
Participant contributions	299,739
Total additions	3,701,461

Deductions
Benefits paid directly to participants	1,373,337
Administrative expenses	223
Total deductions	1,373,560

Net increase	2,327,901

Net assets available for benefits:
Beginning of year	21,223,822
End of year	$23,551,723

See accompanying Notes to Financial Statements.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements

1. Description of the Plan
The following description of The Timken Company Voluntary Investment Pension Plan (the "Plan") provides only general information. Participants should refer to the 2012 401(k) Agreement Between The Timken Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "401(k) Agreement") for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all employees of The Timken Company (the "Company" and "Plan Administrator") who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that they have completed 1,000 hours of service in a twelve month period starting with the employee's original date of hire. Effective June 30, 2014, an Employee who was a transferred participant or a transferred employee will be immediately eligible to participate in the Plan upon being reemployed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Each year, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service ("IRS") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants vest immediately in all contributions plus actual earnings thereon.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding loan balance during the past 12 months or 50% of their account balance. Loan terms generally cannot exceed four years. Each loan bears interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a fixed period of time not to exceed their estimated life expectancy. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70-1/2 after which time the lump sum or installment distribution options would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Participants may elect to have dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Plan Termination
As a result of a revision to the 401(k) Agreement, the Plan shall continue in full force and effect until January 1, 2021, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement. For further information on the revision to the 401(k) Agreement, please refer to Note 8 - Subsequent Events.

The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC ("Trustee") shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company Defined Contribution Plans ("Master Trust"), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.

The Trustee maintains a collective investment trust of common shares of The Timken Company within the Master Trust in which the Company’s defined contribution plans participate on a unit basis. Common shares of the Timken Company are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles ("U.S. GAAP") requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, ASU 2017-06 requires that a plan's interest in each master trust and any change in the interest in each master trust be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trusts balances in each general type of investments. In addition, ASU 2017-06 requires all plans to disclose (1) their master trust's other asset and liability balances and (2) the dollar amount of the plan's interest in each of those balances. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the effect that the provisions of ASU 2017-06 will have on the Plan’s financial statements.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2017 and 2016 was 2.13% and 2.16%, respectively.

The following tables present the value of investments in the Master Trust and the Plan’s ownership percentage in each investment fund of the Master Trust:

	December 31, 2017
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,383,411	$129,614,104	$—	$—	$130,997,515	2.79%
TimkenSteel Common Stock Fund	1,370	241,671	—	—	243,041	84.86%
American Beacon Small Cap Value	—	—	20,015,933	—	20,015,933	0.98%
American Funds EuroPacific Growth	—	—	110,466,003	—	110,466,003	0.70%
American Funds Washington Mutual Investors	—	—	37,414,183	—	37,414,183	1.34%
Eagle Small Cap Growth	—	—	15,657,534	—	15,657,534	1.44%
Putnam Government Money Market	—	—	48,002	—	48,002	—%
Vanguard Target Retirement Income Trust II	—	—	—	13,817,345	13,817,345	0.62%
Vanguard Target Retirement 2015 Trust II	—	—	—	40,535,641	40,535,641	1.67%
Vanguard Target Retirement 2020 Trust II	—	—	—	30,544,012	30,544,012	1.00%
Vanguard Target Retirement 2025 Trust II	—	—	—	68,784,886	68,784,886	1.07%
Vanguard Target Retirement 2030 Trust II	—	—	—	20,504,947	20,504,947	1.50%
Vanguard Target Retirement 2035 Trust II	—	—	—	52,379,549	52,379,549	0.25%
Vanguard Target Retirement 2040 Trust II	—	—	—	10,713,528	10,713,528	0.23%
Vanguard Target Retirement 2045 Trust II	—	—	—	23,580,550	23,580,550	0.20%
Vanguard Target Retirement 2050 Trust II	—	—	—	7,032,919	7,032,919	—%
Vanguard Target Retirement 2055 Trust II	—	—	—	2,869,923	2,869,923	0.43%
Vanguard Target Retirement 2060 Trust II	—	—	—	2,704,391	2,704,391	1.91%
Vanguard Target Retirement 2065 Trust II	—	—	—	217,827	217,827	—%
JPMCB Core Bond	—	—	—	93,722,113	93,722,113	2.35%
JPMorgan Equity Index	—	—	—	170,596,622	170,596,622	—%
JPMorgan S&P 500 Index	—	—	—	8,337,617	8,337,617	99.50%
Nuveen Winslow Large-Cap Growth	—	—	—	9	9	—%
SSgA Russell 2000-A Index	—	—	—	52,662,480	52,662,480	1.66%
T. Rowe Price Blue Chip Growth Trust	—	—	—	58,680,338	58,680,338	2.01%
Wells Fargo Stable Return	—	—	—	2,755,918	2,755,918	100.00%
Wells Fargo Stable Value	—	—	—	117,780,153	117,780,153	—
Net Assets of Master Trust	$1,384,781	$129,855,775	$183,601,655	$778,220,768	$1,093,062,979	2.13%

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

	December 31, 2016
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,057,112	$123,162,985	$—	$—	$124,220,097	1.74%
TimkenSteel Common Stock Fund	16,138	12,597,155	—	—	12,613,293	1.79%
American Beacon Small Cap Value	—	—	19,765,112	—	19,765,112	1.70%
American Funds EuroPacific Growth	—	—	85,739,132	—	85,739,132	0.62%
American Funds Washington Mutual Investors	—	—	31,262,108	—	31,262,108	1.24%
Eagle Small Cap Growth	—	—	12,892,486	—	12,892,486	1.74%
Vanguard Institutional Target Retirement Income	—	—	15,232,988	—	15,232,988	0.43%
Vanguard Institutional Target Retirement 2015	—	—	37,513,092	—	37,513,092	2.65%
Vanguard Institutional Target Retirement 2020	—	—	18,873,694	—	18,873,694	1.18%
Vanguard Institutional Target Retirement 2025	—	—	47,241,018	—	47,241,018	0.92%
Vanguard Institutional Target Retirement 2030	—	—	11,122,460	—	11,122,460	2.12%
Vanguard Institutional Target Retirement 2035	—	—	38,321,720	—	38,321,720	0.23%
Vanguard Institutional Target Retirement 2040	—	—	4,457,108	—	4,457,108	0.40%
Vanguard Institutional Target Retirement 2045	—	—	17,204,086	—	17,204,086	0.32%
Vanguard Institutional Target Retirement 2050	—	—	4,391,406	—	4,391,406	—%
Vanguard Institutional Target Retirement 2055	—	—	1,193,095	—	1,193,095	—%
Vanguard Institutional Target Retirement 2060	—	—	1,130,715	—	1,130,715	—%
JPMBC Core Bond	—	—	—	93,875,961	93,875,961	2.30%
JPMorgan Equity Index	—	—	—	151,475,263	151,475,263	—%
JPMorgan S&P 500 Index	—	—	—	7,999,949	7,999,949	99.55%
Nuveen Winslow Large-Cap Growth	—	—	—	47,472,971	47,472,971	2.00%
SSgA Russell 2000-A Index	—	—	—	47,814,673	47,814,673	1.80%
Wells Fargo Stable Return	—	—	—	2,960,616	2,960,616	100.00%
Wells Fargo Stable Value	—	—	—	130,741,755	130,741,755	—%
Net Assets of Master Trust	$1,073,250	$135,760,140	$346,340,220	$482,341,188	$965,514,798	2.16%

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2017

Net transfers (contributions, transfers and benefit payments for the participating plans)	$(34,993,157)
Net appreciation in fair value of instruments:
Company stock funds	29,335,578
Registered investment companies	45,657,641
Common collective funds	74,413,419
Interest	9,417
Dividends	14,090,580
Total investment gain (net of transfers)	128,513,478
Administrative expenses	(965,297)
Net increase	127,548,181
Net assets:
Beginning of the year	965,514,798
End of the year	$1,093,062,979

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

4. Fair Value
The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Assets at Fair Value as of
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and Cash Equivalents	$1,384,781	$—	$—	$1,384,781
Company Stock	129,855,775	—	—	129,855,775
Registered Investment Companies	183,601,655	—	—	183,601,655
	$314,842,211	$—	$—	$314,842,211
Investment measured using NAV per share as practical expedient:
Common Collective Funds				778,220,768
Total Assets				$1,093,062,979

	Assets at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and Cash Equivalents	$1,073,250	$—	$—	$1,073,250
Company Stock	135,760,140	—	—	135,760,140
Registered Investment Companies	346,340,220	—	—	346,340,220
	$483,173,610	$—	$—	$483,173,610
Investment measured using NAV per share as practical expedient:
Common Collective Funds				482,341,188
Total Assets				$965,514,798

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange. Cash and cash equivalents and registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.
As of December 31, 2016, the fair value of the cash and cash equivalents held in the Master Trust was presented as Level 2 assets. The prior year disclosure has been reclassified to present cash and cash equivalents as Level 1 assets due to readily observable market values.
The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.
The T. Rowe Price Blue Chip Growth Trust seeks long-term growth of capital by investing primarily in common stocks of well-established large and medium-sized companies. Income is a secondary objective of the trust.

In 2017, the Vanguard Target Retirement Trust II Funds replaced the Vanguard Institutional Target Retirement Funds. The Vanguard Target Retirement Trust II Funds invest in broad index funds of U.S. and international stocks and bonds.  The asset allocation of each fund is managed in accordance with the designated strategy for each fund’s target retirement year.  The funds are automatically rebalanced to designated glide paths.
The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index.
The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies.
The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase.

The Wells Fargo Stable Value Fund primarily invests in security backed investment contracts.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The following tables summarize investments measured at fair value using the net asset value ("NAV") per share practical expedient as of December 31, 2017 and 2016, respectively:

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Income Trust II	$13,817,345	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2015 Trust II	$40,535,641	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2020 Trust II	$30,544,012	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2025 Trust II	$68,784,886	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2030 Trust II	$20,504,947	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2035 Trust II	$52,379,549	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2040 Trust II	$10,713,528	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2045 Trust II	$23,580,550	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2050 Trust II	$7,032,919	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2055 Trust II	$2,869,923	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2060 Trust II	$2,704,391	Not applicable	Daily	Trade Day
Vanguard Target Retirement 2065 Trust II	$217,827	Not applicable	Daily	Trade Day
JPMCB Core Bond	$93,722,113	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$170,596,622	Not applicable	Daily	Trade Day + 1 day
JPMorgan S&P 500 Index	$8,337,617	Not applicable	Daily	Trade Day
Nuveen Winslow Large-Cap Growth	$9	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$52,662,480	Not applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	$58,680,338	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$2,755,918	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$117,780,153	Not applicable	Daily	Trade Day

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMBC Core Bond	$93,875,961	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$151,475,263	Not applicable	Daily	Trade Day + 1 day
JPMorgan S&P 500 Index	$7,999,949	Not applicable	Daily	Trade Day
Nuveen Winslow Large-Cap Growth	$47,472,971	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$47,814,673	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$2,960,616	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$130,741,755	Not applicable	Daily	Trade Day

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

5. Risks and Uncertainties
The Master Trust invests in various investment securities in line with participants' investment elections. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

7. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Plan for the year ended December 31, 2017:

Dollars
Purchased	$76,047
Issued to participants for payment of benefits	$98,079
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

8. Subsequent Events
Management evaluates subsequent events and transactions occurring subsequent to the date of the financial statements through the financial statement issuance date that affect recognition or disclosure to the financial statements. Other than the item described below, no subsequent events were identified.
A revised 401(k) Agreement was executed as of January 1, 2018, which will remain in effect until January 1, 2021 and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date that they desire to terminate the agreement. As a result of this agreement, new hires as of January 1, 2018 are eligible to receive a quarterly company contribution on a sliding scale based on age plus years of service, in lieu of participation in the Timken Company Pension Plan, and participants hired on or after November 1, 2009 through December 31, 2017 will be offered a choice to continue participating in The Timken Company Pension Plan or choose to receive the same type of quarterly contribution in this Plan. Otherwise, the terms of the revised 401(k) Agreement are generally consistent with the prior 401(k) Agreement.

Supplemental Schedule

The Timken Company
Voluntary Investment Pension Plan

EIN #34-0577130      Plan #019
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2017

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 5.25% with various maturity dates	$—	$291,469

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY VOLUNTARY INVESTMENT PENSION PLAN

Date: June 20, 2018	By:	/s/ Shelly M. Chadwick
Shelly M. Chadwick
Vice President - Finance and Chief Accounting Officer
(Principal Accounting Officer)